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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

ALLOY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019855303

(CUSIP Number)

SRB Management, L.P.
Attn:  Steven R. Becker
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Kleinheinz Capital Partners, Inc.
Attn:  Andrew J. Rosell
301 Commerce Street
Suite 1900
Fort Worth, Texas, 76102
(817) 348-8100

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 966,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 966,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 966,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BD Media Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 669,937
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 669,937
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Greenway Opportunity Fund, (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 264,369
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 264,369
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,369
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. SRB Greenway Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,214
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,214
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 966,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 966,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 966,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 966,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 966,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 966,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 966,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 966,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 966,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kleinheinz Capital Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kleinheinz Capital Partners LDC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Fund (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 402,061
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 402,061
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John B. Kleinheinz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On March 17, 2010, BD Media delivered to the Secretary of the Issuer a letter dated March 17, 2010 (the “Nominations Letter”) notifying the company of BD Media's intention to nominate three (3) persons for election to the Board of Directors of the Issuer (the “Board”) at the 2010 Annual Meeting of stockholders of the Issuer.  In addition, the Nominations Letter contained a stockholder demand for inspection of the stockholder list pursuant to Section 220 of the Delaware General Corporation Law.  A copy of the Nominations Letter is attached as Exhibit 2 hereto and incorporated herein by reference.  The foregoing description of the Nominations Letter is qualified in its entirety by reference to Exhibit 2.

BD Media intends to engage the Issuer in discussions relating to the Nominations Letter, in addition to subject matter previously disclosed on this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) through (c) of Item 5 are amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) As of the date hereof, the Reporting Persons own an aggregate of 1,368,581 shares of Common Stock.  Based upon a total of 12,942,077 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending October 31, 2009, the Reporting Persons’ shares represent approximately 10.575% of the outstanding shares of Common Stock.

BD Media beneficially owns 669,937 shares of Common Stock (the “BD Media Shares”), which represent approximately 5.176% of the outstanding shares of Common Stock.

Greenway Opportunity QP owns 264,369 shares of Common Stock (the “Greenway Opportunity QP Shares”), which represent approximately 2.043% of the outstanding shares of Common Stock.

Greenway Opportunity, L.P. owns 32,214 shares of Common Stock (the “Greenway Opportunity, L.P. Shares”), which represent approximately 0.249% of the outstanding shares of Common Stock.

The BD Media Shares, Greenway Opportunity QP Shares and Greenway Opportunity, L.P. Shares are collectively referred to herein as the “Greenway Funds Shares”.

BD Media has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the BD Media Shares.  BD Media disclaims beneficial ownership of the Greenway Opportunity QP Shares and the Greenway Opportunity, L.P. Shares.

Greenway Opportunity QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity QP Shares.  Greenway Opportunity QP disclaims beneficial ownership of the BD Media Shares and the Greenway Opportunity, L.P. Shares.

Greenway Opportunity, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity, L.P. Shares.  Greenway Opportunity, L.P. disclaims beneficial ownership of the BD Media Shares and the Greenway Opportunity QP Shares.

As general partner of the Greenway Funds, SRB Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Greenway Funds Shares.  SRB Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Greenway Funds Shares.

As general partner of SRB Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by SRB Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by SRB Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Neither Mr. Becker nor Mr. Drapkin own any shares of Common Stock directly, and each disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.  Furthermore, Mr. Becker disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Drapkin, and Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Becker.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below:

Name of Reporting Person	Date	Number of Shares Purchased/(Sold)	Average Price per Share
BD Media	1/25/2010	15,000	7.8500
BD Media	1/29/2010	10,000	7.6957
BD Media	3/1/2010	10,500	7.7255
BD Media	3/4/2010	3,300	7.8500
BD Media	3/5/2010	1,000	7.7500

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On March 17, 2010, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated March 17, 2010, by and among SRB Management, L.P.; BD Media Investors LP; SRB Greenway Opportunity Fund, (QP), L.P.; SRB Greenway Opportunity Fund, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; Kleinheinz Capital Partners, Inc.; Kleinheinz Capital Partners LDC; Global Undervalued Securities Fund, L.P.; Global Undervalued Securities Fund (QP), L.P.; Global Undervalued Securities Fund, Ltd.; Global Undervalued Securities Master Fund, L.P.; and John B. Kleinheinz.

Exhibit 2	Nominations Letter, dated March 17, 2010, from BD Media Investors LP to the Secretary of Alloy, Inc.

Exhibit 3	Power of Attorney, dated January 26, 2010, signed by Steven R. Becker

Exhibit 4	Power of Attorney, dated March 16, 2010, signed by Matthew A. Drapkin

Exhibit 5	Power of Attorney, dated December 22, 2009, signed by John B. Kleinheinz

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           March 17, 2010

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BD MEDIA INVESTORS LP

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

SRB GREENWAY OPPORTUNITY FUND, (QP), L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

SRB GREENWAY OPPORTUNITY FUND, L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/Andrew J. Rosell
Name: Andrew J. Rosell
Title: Attorney-in-Fact

KLEINHEINZ CAPITAL PARTNERS LDC

By:	/s/Andrew J. Rosell
Name: Andrew J. Rosell
Title: Attorney-in-Fact

GLOBAL UNDERVALUED SECURITIES FUND, L.P.

By:	Kleinheinz Capital Partners, Inc., its investment manager

	By:	/s/Andrew J. Rosell
Name: Andrew J. Rosell
Title: Attorney-in-Fact

GLOBAL UNDERVALUED SECURITIES FUND (QP), L.P.

By:	Kleinheinz Capital Partners, Inc., its investment manager

	By:	/s/Andrew J. Rosell
Name: Andrew J. Rosell
Title: Attorney-in-Fact

GLOBAL UNDERVALUED SECURITIES FUND LTD.

By:	/s/Andrew J. Rosell
Name: Andrew J. Rosell
Title: Attorney-in-Fact

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P.

By:	Global Undervalued Securities, L.P., its general partner:

	By:	Kleinheinz Capital Partners, Inc., its investment manager

		By:	/s/Andrew J. Rosell
Name: Andrew J. Rosell
Title: Attorney-in-Fact

JOHN B. KLEINHEINZ

By:	/s/Andrew J. Rosell
Name: Andrew J. Rosell
Title: Attorney-in-Fact